Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fiscal year and the Fourth Quarter Ended June 30, 2018

Fiscal Year 2018 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $108.9 million, an increase of 55.4% compared to the comparable prior year period.
•	Total revenues were $540.8 million, an increase of 25.2% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 38.2%, compared to 32.7% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $1.78, an increase of 53.4% compared to the comparable prior year period.
•	Net cash provided by operating activities was $122.2 million for the current year.
•	DSO of 174 days, compared to 201 days for the comparable prior year period.
•	Inventory turnover days of 58 days, compared to 51 days for the comparable prior year period.

Fourth Quarter of Fiscal Year 2018 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $28.6 million, an increase of 26.5% compared to the comparable prior year period.
•	Total revenues were $147.2 million, an increase of 6.7% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 39.6%, compared to 39.1% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.46, an increase of 24.3% compared to the comparable prior year period.
•	Net cash provided by operating activities was $45.1 million for the current quarter.
•	DSO of 166 days, compared to 153 days for the comparable prior year period.
•	Inventory turnover days of 59 days, compared to 50 days for the comparable prior year period.

Beijing, China – August 15, 2018 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for fiscal year 2018 and the fourth quarter ended June 30, 2018 (see attached tables). The management of Hollysys, stated:

Industrial automation recorded a 46.2% YOY growth in quarterly revenue, at $64.0 million. Annual revenue and new contract recorded a 30.2% and 16.0% YOY growth respectively. Management continued to execute the low-to-high end market expansion strategy for Process Automation business. Contract growth in chemical and petrochemical remained healthy. Major contracts include a DCS+SIS+ITCC+AMS solution for Shandong Haiyou Chemical’s 1 million tons delayed coking equipment project, and a DCS solution for Suzhou Sinye Materials Technology Co., Ltd covering its furan, cold-core, and sulfonic curing agent project. We signed several additional contracts for the milestone Zhong’an United Coal Chemical Project, where we applied our comprehensive solution to many new equipment for the first time. On power, despite the slowdown of the coal fire industry, growth in thermal power and new energy remained healthy. We continued to maintain our market share in high end coal fire market, while actively expanding market for multiple product lines. Major contracts signed include a DCS solution for Shenhua Wucaiwan 2X660MW power station and a DEH solution for Datang Pingluo 2X660MW turbine unit. We continued to address service and upgrading demand from the entire customer base. Our data-based value-added solution, including energy saving, control optimization and information security, etc. have received growing acceptance from customers of several industries. With our widespread national service network, we are capable of communicating with and delivering to our customers from various industries regular and value-added customized services and products they need.

Hollysys Automation Technologies, Ltd August 15, 2018	2

Rail business recorded a 37.6% YOY decline in quarterly revenue at $40.4 million, while quarterly new contract decline YOY by 16.8%, at $58.1 million. Annually, new contracts increase YOY by 24.2%, while revenue increase YOY by 22.4%. Breakthrough was made as we signed a C2 track circuit contract for Guiyang Southwest line. New contracts were also signed on subway SCADA for Beijing Subway Line 17 and Line 19. As for the ATP product line, CRC started the bidding of C3 ATP in early June, but contract has not been signed yet. We continued to strengthen our marketing capacity through reviewing and updating strategic partnership and improving local service network coverage, and signed several maintenance contracts covering both on-board and on-ground equipment. Management team will adhere to the diversity strategy to create revenue stream from more new products and services, and to maintain a stable and healthy growth into the future.

In oversea business, we continued to seek opportunities in Process Automation business through EPC projects and direct sales. Contracts were signed on DCS, DEH, BATCH, etc. solution with customers from India and Southeast Asia. The M&E business, performed by Concord and Bond, recorded a 45.1% YOY growth in quarterly revenue, at $42.9 million, and a 150.9% quarterly new contract growth, at $40.0 million. Annual M&E revenue and new contracts recorded 21.0% and 134.5% YOY growth respectively. Effort on improving management and risk control in this fiscal year has taken effect and will be ongoing. The economic and political circumstances in South East Asia and Middle East will continue to be closely followed.

Hollysys Automation Technologies, Ltd August 15, 2018	3

Fiscal year and The Fourth Quarter Ended June 30, 2018 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended			Fiscal year ended
	Jun 30, 2018	Jun 30, 2017	% Change	Jun 30, 2018	Jun 30, 2017	% Change

Revenues	$147,239	137,961	6.7%	$540,768	431,943	25.2%
Integrated contract revenue	$131,616	124,733	5.5%	$466,461	385,500	21.0%
Products sales	$11,149	8,549	30.4%	$40,233	32,665	23.2%
Service rendered	$4,474	4,679	(4.4)%	$34,074	13,778	147.3%
Cost of revenues	$88,890	84,065	5.7%	$334,288	290,891	14.9%
Gross profit	$58,349	53,896	8.3%	$206,480	141,052	46.4%
Total operating expenses	$25,459	33,894	(24.9)%	$84,429	79,737	5.9%
Selling	$6,515	6,593	(1.2)%	$27,158	24,412	11.2%
General and administrative	$14,365	14,586	(1.5)%	$45,116	43,833	2.9%
Goodwill impairment charge	$-	11,211	(100.0)%	$-	11,211	(100.0)%
Research and development	$8,630	8,026	7.5%	$36,605	30,109	21.6%
VAT refunds and government subsidies	$(4,051)	(6,522)	(37.9)%	$(24,450)	(29,828)	(18.0)%
Income from operations	$32,890	20,002	64.4%	$122,051	61,315	99.1%
Other income (expenses), net	$1,212	(20)	6160.0%	$4,274	1,811	136.0%
Foreign exchange gain (loss)	$882	(267)	430.3%	$(1,099)	(135)	714.1%
Share of net (loss) income of equity investees	$(4,038)	(1,063)	(279.9)%	$(1,571)	3,607	(143.6)%
Gains on disposal of a subsidiary	$-	628	(100.0)%	$-	628	(100.0)%
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd	$-	8,085	(100.0)%	$-	14,514	(100.0)%
Dividend income from a cost investee	$-	(450)	(100.0)%	$1,093	-	100%
Interest income	$2,275	1,256	81.1%	$7,318	3,687	98.5%
Interest expenses	$116	(144)	(180.6)%	$(692)	(938)	26.2%
Income tax expenses	$4,621	5,383	(14.2)%	$22,205	14,386	54.4%
Net income attributable to non-controlling interests	$115	42	173.8%	$276	25	1004.0%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$28,601	22,602	26.5%	$108,893	70,078	55.4%
Non-GAAP basic EPS	$0.47	0.37	27.0%	$1.80	1.16	55.2%
Non-GAAP diluted EPS	$0.46	0.37	24.3%	$1.78	1.16	53.4%

Share-based compensation expenses	$625	534	17.0%	$1,207	464	160.1%
Amortization of acquired intangible assets	$321	318	0.9%	$600	581	3.3%
(Gain) loss on convertible bond related fair value adjustments	$(75)	89	(184.3)%	$(75)	89	(184.3)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$27,730	21,661	28.0%	$107,161	68,944	55.4%
GAAP basic EPS	$0.46	0.36	27.8%	$1.77	1.15	53.9%
GAAP diluted EPS	$0.45	0.36	25.0%	$1.75	1.14	53.5%

Basic weighted average common shares outstanding	60,442,504	60,420,004	0.0%	60,434,019	60,189,004	0.4%
Diluted weighted average common shares outstanding	61,277,059	61,268,999	0.0%	61,248,565	61,011,510	0.4%

Operational Results Analysis for the Fiscal year Ended June 30, 2018

Comparing to the prior fiscal year, the total revenues for fiscal year 2018 increased from $431.9 million to $540.8 million, representing an increase of 25.2%. Broken down by the revenue types, integrated contracts revenue increased by 21.0% to $466.5 million, products sales revenue increased by 23.2% to $40.2 million, and services revenue increased by 147.3% to $34.1 million.

Hollysys Automation Technologies, Ltd August 15, 2018	4

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Fiscal year ended Jun 30,
	2018		2017
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	224,793	41.5%	172,667	39.9%
Rail Transportation Automation	190,645	35.3%	155,732	36.1%
Mechanical and Electrical Solution	125,330	23.2%	103,544	24.0%
Total	540,768	100.0%	431,943	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 38.2% for fiscal year 2018, as compared to 32.7% for the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 32.8%, 73.2% and 71.0% for fiscal year 2018, as compared to 28.2%, 69.5% and 70.8% for the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 38.1% for fiscal year 2018, as compared to 32.5% for the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 32.6%, 73.2% and 71.0% for fiscal year 2018, as compared to 28.0%, 69.5% and 70.8% for the prior year respectively.

Selling expenses were $27.2 million for fiscal year 2018, representing an increase of $2.8 million or 11.2% compared to $24.4 million for the prior year. Presented as a percentage of total revenues, selling expenses were 5.0% and 5.7% for fiscal year 2018 and 2017, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $45.1 million for fiscal year 2018, representing an increase of $1.3 million or 2.9% compared to $43.8 million for the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 8.3% and 10.1% for fiscal year 2018 and 2017 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $46.3 million and $44.3 million for fiscal year 2018 and 2017, respectively.

Research and development expenses were $36.6 million for fiscal year 2018, representing an increase of $6.5 million or 21.6% compared to $30.1 million for the prior year, mainly due to increased research and development activities. Presented as a percentage of total revenues, R&D expenses were 6.8% and 7.0% for fiscal year 2018 and 2017, respectively.

The VAT refunds and government subsidies were $24.5 million for fiscal year 2018, as compared to $29.8 million for the prior year, representing a $5.3 million or 18.0% decrease, which was primarily due to decrease of the government subsidies.

Hollysys Automation Technologies, Ltd August 15, 2018	5

The income tax expenses and the effective tax rate were $22.2 million and 17.1% for fiscal year 2018, as compared to $14.4 million and 17.3% for comparable prior year period.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $108.9 million or $1.78 per diluted share based on 61.2 million diluted weighted average common shares outstanding for fiscal year 2018. This represents a 55.4% increase over the $70.1 million or $1.16 per share based on 61.0 million diluted weighted average common shares outstanding reported in the comparable prior year. On a GAAP basis, net income attributable to Hollysys was $107.2 million or $1.75 per diluted share representing an increase of 55.4% over the $68.9 million or $1.14 per diluted share reported in the comparable prior year.

Operational Results Analysis for the Fourth Quarter Ended June 30, 2018

Comparing to the fourth quarter of the prior fiscal year, the total revenues for the three months ended June 30, 2018 increased from $138.0 million to $147.2 million, representing an increase of 6.7%. Broken down by the revenue types, integrated contracts revenue increased by 5.5% to $131.6 million, products sales revenue increased by 30.4% to $11.1 million, and services revenue decreased by 4.4% to $4.5 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended Jun 30,
	2018		2017
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	64,013	43.5%	43,783	31.7%
Rail Transportation Automation	40,368	27.4%	64,647	46.9%
Mechanical and Electrical Solution	42,858	29.1%	29,531	21.4%
Total	147,239	100.0%	137,961	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 39.6% for the three months ended June 30, 2018, as compared to 39.1% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 35.7%, 72.4% and 73.2% for the three months ended June 30, 2018, as compared to 35.7%, 71.5% and 69.9% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 39.4% for the three months ended June 30, 2018, as compared to 38.8% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 35.5%, 72.4% and 73.2% for the three months ended June 30, 2018, as compared to 35.4%, 71.5% and 69.9% for the same period of the prior year respectively.

Hollysys Automation Technologies, Ltd August 15, 2018	6

Selling expenses were $6.5 million for the three months ended June 30, 2018, representing a decrease of $0.1 million or 1.2% compared to $6.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.4% and 4.8% for the three months ended June 30, 2018, and 2017, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $14.4 million for the quarter ended June 30, 2018, representing a decrease of $0.2 million or 1.5% compared to $14.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 9.8% and 10.6% for quarters ended June 30, 2018 and 2017 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $15.0 million and $15.1 million for the three months ended June 30, 2018 and 2017, respectively.

Research and development expenses were $8.6 million for the three months ended June 30, 2018, representing an increase of $0.6 million or 7.5% compared to $8.0 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 5.9% and 5.8% for the quarter ended June 30, 2018 and 2017, respectively.

The VAT refunds and government subsidies were $4.1 million for three months ended June 30, 2018, as compared to $6.5 million for the same period in the prior year, representing a $2.4 million or 37.9% decrease, which was primarily due to decrease of the government subsidies.

The income tax expenses and the effective tax rate were $4.6 million and 14.2% for the three months ended June 30, 2018, as compared to $5.4 million and 19.9% for comparable prior year period.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $28.6 million or $0.46 per diluted share based on 61.3 million diluted weighted average common shares outstanding for the three months ended June 30, 2018. This represents a 26.5% increase over the $22.6 million or $0.37 per share based on 61.3 diluted weighted average common million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $27.7 million or $0.45 per diluted share representing an increase of 28.0% over the $21.7 million or $0.36 per diluted share reported in the comparable prior year period.

Hollysys Automation Technologies, Ltd August 15, 2018	7

Contracts and Backlog Highlights

Hollysys achieved $181.2 million new contracts for the three months ended June 30, 2018. And the backlog as of June 30, 2018 was $569.0 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended Jun 30, 2018		as of Jun 30, 2018
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	83,081	45.8%	184,576	32.4%
Rail Transportation	58,113	32.1%	272,035	47.8%
Mechanical and Electrical Solutions	39,963	22.1%	112,405	19.8%
Total	181,157	100.0%	569,016	100.0%

Cash Flow Highlights

For the fiscal year ended June 30, 2018, the total net cash inflow was $64.4 million. The net cash provided by operating activities was $122.2 million. The net cash used in investing activities was $50.4 million, mainly consisted of $179.8 million time deposit with original maturities over three months placed with banks, which was partially offset by the $137.8 million generated from matured time deposits with original maturities over three months. The net cash used in financing activities was $12.2 million, mainly consisted of $7.2 million used for payment of dividends, $11.3 million used for repayments of short-term loans, which was partially offset by $5.9 million proceeds from short-term bank loans.

For the three months ended June 30, 2018, the total net cash inflow was $24.1 million. The net cash provided by operating activities was $45.1 million. The net cash used in investing activities was $6.4 million, mainly consisted of $30.2 million time deposits placed with banks, which was partially offset by $25.1 million maturity of time deposits. The net cash used in financing activities was $4.7 million, mainly consisted of $9.3 million repayments of short-term bank loans, which was partially offset by $4.5 million proceeds from short-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $262.1 million, $238.0 million, and $197.6 million as of June 30, 2018, March 31, 2018 and June 30, 2017, respectively.

For fiscal year ended June 30, 2018, Days Sales Outstanding (“DSO”) was 174 days, as compared to 201 days from the prior year; and inventory turnover was 58 days, as compared to 51 days from the prior year.

Hollysys Automation Technologies, Ltd August 15, 2018	8

For the three months ended June 30, 2018, DSO was 166 days, as compared to 153 days for the comparable prior year period and 196 days for the last quarter; and inventory turnover was 59 days, as compared to 50 days for the comparable prior year period and 63 days for the last quarter.

Conference Call

The Company will host a conference call at 9:00 pm August 14, 2018 U.S. Eastern Time / 9:00 am August 15, 2018 Beijing Time, to discuss the financial results for fiscal year 2018 and the fourth quarter ended June 30, 2018 and business outlook..

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 6893555.

Standard International Dial-In Number:	+65 67135090

Participant Local Dial-In Numbers:
Australia, Sydney *NEW*	+61 290833212
China, Domestic	4006208038
China, Domestic	8008190121
Hong Kong	+852 30186771
Japan, Tokyo	+81 345036012
Korea (South), Seoul	+82 27395177
Taiwan, Taipei	+886 255723895
United Kingdom, London *NEW*	+44 2036214779
United States, New York	+1 8456750437

Participant ITFS Dial-In Numbers:
Australia, *NEW*	1300717205
Australia, *NEW*	1800411623
Belgium	080071900
Canada	18663861016
France	0800912761
Germany	08001820671
Hong Kong	800906601
India	180030105440
Indonesia, PT Indosat access	0018030179156
Indonesia, PT Telkom access	0078030179156
Italy	800874737
Japan	0120925376
Korea (South), Domestic	0808500474
Malaysia	1800820152
Netherlands	08000221931

Hollysys Automation Technologies, Ltd August 15, 2018	9

New Zealand	0800880084
Norway	80010719
Philippines	180016120306
Switzerland	0800561006
Taiwan	0809091568
Thailand	001800656772
United Kingdom	08082346646
United States	18665194004

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at:  http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,200 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 10,000 customers more than 25,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd August 15, 2018	10

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd August 15, 2018	11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Jun 30,		Fiscal year ended Jun 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net revenues
Integrated contract revenue	$131,616	$124,733	$466,461	$385,500
Products sales	11,149	8,549	40,233	32,665
Revenue from services	4,474	4,679	34,074	13,778
Total net revenues	147,239	137,961	540,768	431,943

Cost of integrated contracts	84,938	80,540	314,233	277,476
Cost of products sold	3,074	2,434	10,770	9,971
Costs of services rendered	1,199	1,409	9,885	4,025
Gross profit	58,028	53,578	205,880	140,471

Operating expenses
Selling	6,515	6,593	27,158	24,412
General and administrative	14,990	15,120	46,323	44,297
Goodwill impairment charge	-	11,211	-	11,211
Research and development	8,630	8,026	36,605	30,109
VAT refunds and government subsidies	(4,051)	(6,522)	(24,450)	(29,828)
Total operating expenses	26,084	34,428	85,636	80,201

Income from operations	31,944	19,150	120,244	60,270

Other income (expenses), net	1,287	(109)	4,349	1,722
Foreign exchange gain (loss)	882	(267)	(1,099)	(135)
Share of net (loss) income of equity investees	(4,038)	(1,063)	(1,571)	3,607
Gains on disposal of a subsidiary	-	628	-	628
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd	-	8,085	-	14,514
Dividend income from a cost investee	-	(450)	1,093	-
Interest income	2,275	1,256	7,318	3,687
Interest expenses	116	(144)	(692)	(938)
Income before income taxes	32,466	27,086	129,642	83,355

Income taxes expenses	4,621	5,383	22,205	14,386
Net income	27,845	21,703	107,437	68,969

Net income attributable to non-controlling interests	115	42	276	25
Net income attributable to Hollysys Automation Technologies Ltd.	$27,730	$21,661	$107,161	$68,944

Other comprehensive (loss) income, net of tax of nil
Translation adjustments	(45,644)	11,659	17,410	(14,428)
Comprehensive income (loss)	(17,799)	33,362	124,847	54,541

Less: comprehensive income (loss) attributable to non-controlling interests	116	44	280	(11)
Comprehensive income (loss) attributable to Hollysys Automation Technologies Ltd.	$(17,915)	$33,318	$124,567	$54,552

Net income per ordinary share:
Basic	0.46	0.36	1.77	1.15
Diluted	0.45	0.36	1.75	1.14

Shares used in income per share computation:
Weighted average number of ordinary shares	60,442,504	60,420,004	60,434,019	60,189,004
Weighted average number of diluted ordinary shares	61,277,059	61,268,999	61,248,565	61,011,510

Hollysys Automation Technologies, Ltd August 15, 2018	12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Jun 30,	Mar 31,
	2018	2018
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$262,052	$237,971
Time deposits with maturities over three months	140,037	146,984
Restricted cash	23,252	28,888
Accounts receivable, net of allowance for doubtful accounts of $49,093 and $51,049 as of June 30,2018 and March 31, 2018, respectively	275,216	267,799
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $9,929 and $12,192 as of June 30, 2018 and March 31, 2018, respectively	161,012	212,603
Other receivables, net of allowance for doubtful accounts of $4,946 and $1,472 as of June 30, 2018 and March 31, 2018, respectively	30,467	24,498
Advances to suppliers	9,685	11,577
Amounts due from related parties	33,678	33,187
Inventories	58,074	56,893
Prepaid expenses	713	707
Income tax recoverable	6,712	457
Total current assets	1,000,898	1,021,564

Non-current assets
Restricted cash	1,401	1,479
Prepaid expenses	-	1
Property, plant and equipment, net	80,210	86,082
Prepaid land leases	10,172	10,742
Intangible assets, net	3,186	1,631
Investments in equity investees	53,389	60,580
Investments in cost investees	4,195	4,349
Goodwill	48,359	52,192
Deferred tax assets	8,318	8,376
Total non-current assets	209,230	225,432

Total assets	1,210,128	1,246,996

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative financial liability	412	535
Short-term bank loans	2,865	7,930
Current portion of long-term loans	350	387
Accounts payable	129,477	138,061
Construction costs payable	304	173
Deferred revenue	137,692	144,216
Accrued payroll and related expenses	14,299	11,417
Income tax payable	3,746	3,354
Warranty liabilities	5,622	5,907
Other tax payables	7,801	6,599
Accrued liabilities	25,133	22,927
Amounts due to related parties	5,353	3,788
Total current liabilities	333,054	345,294

Non-current liabilities
Accrued liabilities	2,410	6,078
Long-term loans	20,709	21,212
Deferred tax liabilities	9,366	12,168
Warranty liabilities	2,236	2,715
Total non-current liabilities	34,721	42,173

Total liabilities	367,775	387,467

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of June 30, 2018 and March 31, 2018	60	60
Additional paid-in capital	223,396	222,771
Statutory reserves	41,131	43,611
Retained earnings	582,917	552,711
Accumulated other comprehensive income	(5,452)	40,192
Total Hollysys Automation Technologies Ltd. stockholder’s equity	842,052	859,345

Non-controlling interests	301	184
Total equity	842,353	859,529

Total liabilities and equity	$1,210,128	$1,246,996

Hollysys Automation Technologies, Ltd August 15, 2018	13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended	Fiscal year ended
	Jun 30, 2018	Jun 30, 2018
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$27,845	$107,437
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	3,305	8,217
Amortization of prepaid land leases	72	270
Amortization of intangible assets	374	801
Allowance for doubtful accounts	4,462	8,033
Loss on disposal of property, plant and equipment	324	292
Share of net loss from equity investees	4,038	1,571
Share-based compensation expenses	625	1,207
Deferred income tax expenses	(3,067)	(1,439)
Accretion of convertible bond	58	230
Fair value adjustments of a bifurcated derivative	(123)	(75)
Gain from the derecognition of nonfinancial assets	-	(2,345)
Changes in operating assets and liabilities:
Accounts receivable™	(24,699)	(28,369)
Costs and estimated earnings in excess of billings	41,372	1,817
Inventories	(4,185)	(11,429)
Advances to suppliers	1,302	232
Other receivables	(7,135)	(9,973)
Deposits and other assets	4,132	16,370
Due from related parties	(2,268)	1,286
Accounts payable	(1,811)	4,113
Deferred revenue	697	28,150
Accruals and other payables	2,236	(3,163)
Due to related parties	1,777	3,023
Income tax payable	(5,770)	(1,124)
Other tax payables	1,574	(2,959)
Net cash provided by operating activities	45,135	122,173

Cash flows from investing activities:
Time deposits placed with banks	(30,206)	(179,798)
Purchases of property, plant and equipment	(1,446)	(2,304)
Maturity of time deposits	25,061	137,839
Proceeds from disposal of property, plant and equipment	225	376
Investment of an equity/cost investee	(76)	(5,882)
Acquisition of a subsidiary, net of cash acquired	-	(583)
Net cash used in investing activities	(6,442)	(50,352)

Cash flows from financing activities:
Proceeds from short-term bank loans	4,471	5,942
Repayments of short-term bank loans	(9,281)	(11,334)
Proceeds from long-term bank loans	447	984
Repayments of long-term bank loans	(328)	(548)
Payment of dividends	-	(7,241)
Net cash used in financing activities	(4,691)	(12,197)

Effect of foreign exchange rate changes	(9,921)	4,788
Net increase in cash and cash equivalents	$24,081	$64,412

Cash and cash equivalents, beginning of period	$237,971	$197,640
Cash and cash equivalents, end of period	262,052	262,052

Hollysys Automation Technologies, Ltd August 15, 2018	14

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Fiscal ended
	Jun 30,		Jun 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$84,938	$80,540	$314,233	$277,476
Less: Amortization of acquired intangible assets	321	318	600	581
Non-GAAP cost of integrated contracts	$84,617	$80,222	$313,633	$276,895

General and administrative expenses	$14,990	$15,120	$46,323	$44,297
Less: Share-based compensation expenses	625	534	1,207	464
Non-GAAP general and administrative expenses	$14,365	$14,586	$45,116	$43,833

Other income (expenses), net	$1,287	$(109)	$4,349	$1,722
Add: Convertible bond related fair value adjustments	(75)	89	(75)	89
Non-GAAP other income (expenses), net	$1,212	$(20)	$4,274	$1,811

Net income attributable to Hollysys Automation Technologies Ltd.	$27,730	$21,661	$107,161	$68,944
Add:
Share-based compensation expenses	625	534	1,207	464
Amortization of acquired intangible assets	321	318	600	581
Convertible bond related fair value adjustments	(75)	89	(75)	89
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$28,601	$22,602	$108,893	$70,078

Weighted average number of basic ordinary shares	60,442,504	60,420,004	60,434,019	60,189,004
Weighted average number of diluted ordinary shares	61,277,059	61,268,999	61,248,565	61,011,510
Non-GAAP basic earnings per share	$0.47	$0.37	$1.80	$1.16
Non-GAAP diluted earnings per share	$0.46	$0.37	$1.78	$1.16